EXHIBIT 16.1

December 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Commissioners:

We have read the statements made by Meridian Bioscience, Inc. (copy attached), which have been filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Meridian Bioscience, Inc.’s Form 8-K report dated December 7, 2004. We agree with the statements concerning our Firm in Meridian Bioscience’s Form 8-K dated December 7, 2004 filed on December 13, 2004 except that we have no basis to comment on the procedures or criteria that may have been followed by the Audit Committee of the Board of Directors in seeking proposals, whether the intended results will be achieved, or whether the levels of audit work proposed to be performed by others was comparable to that proposed by PricewaterhouseCoopers LLP or sufficient to meet the reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Very truly yours,

PricewaterhouseCoopers LLP